Exhibit 99.1

360 DigiTech Announces Results of Extraordinary General Meeting

Shanghai, China, March 31, 2023, 360 DigiTech, Inc. (NASDAQ: QFIN; HKEx: 3660) (“360 DigiTech” or the “Company”), a leading Credit-Tech platform in China, today announced that the following proposed resolutions submitted for shareholder approval have been adopted at its extraordinary general meeting of shareholders held today:

1.	As a special resolution, THAT, the English name of the Company be changed from “360 DigiTech, Inc.” to “Qifu Technology, Inc.” and the name “奇富科技股份有限公司” be adopted as the dual foreign name of the Company;

2.	As a special resolution, THAT, the authorized share capital of the Company be varied and amended as follows (the “Variation of Share Capital”):

(a)	all authorized Class B Ordinary Shares of US$0.00001 each (whether issued or unissued) shall be re-designated and re-classified as Class A Ordinary Shares of US$0.00001 each on a one-for-one basis; and

(b)	all authorized and unissued shares of a par value of US$0.00001 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with the Memorandum of Association and Articles of Association of the Company shall be re-designated and re-classified as Class A Ordinary Shares of US$0.00001 each on a one-for-one basis, such that following the Variation of Share Capital, the authorized share capital of the Company shall be US$50,000 divided into 5,000,000,000 Class A Ordinary Shares of US$0.00001 each; and

3.	As a special resolution, THAT, the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and by the substitution in their place of the Third Amended and Restated Memorandum of Association and Articles of Association in the form as Appendix I to the Notice of the Extraordinary General Meeting.

About 360 DigiTech

360 DigiTech is a Credit-Tech platform in China that provides a comprehensive suite of technology services to assist financial institutions and consumers and SMEs in the loan lifecycle, ranging from borrower acquisition, preliminary credit assessment, fund matching and post-facilitation services. The Company is dedicated to making credit services more accessible and personalized to consumers and SMEs through Credit-Tech services to financial institutions.

For more information, please visit: ir.360shuke.com

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. 360 DigiTech may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook, beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which factors include but not limited to the following: the Company’s growth strategies, the Company’s cooperation with 360 Group, changes in laws, rules and regulatory environments, the recognition of the Company’s brand, market acceptance of the Company’s products and services, trends and developments in the credit-tech industry, governmental policies relating to the credit-tech industry, general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks and uncertainties is included in 360 DigiTech’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and 360 DigiTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

360 DigiTech

E-mail: ir@360shuke.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-138-0111-0739

E-mail: eric.yuan@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com